EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent Company	Subsidiary Company	State of Incorporation

Fidelity Bankshares, Inc.	Fidelity Federal Bank & Trust	Federal

Fidelity Bankshares, Inc.	Fidelity Capital Trust I	Delaware

Fidelity Bankshares, Inc	Fidelity Capital Trust II	Delaware